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                            SIERRA PACIFIC RESOURCES
                                 P.O. Box 10100
                                 6100 Neil Road
                             Reno, Nevada 89520-0400


                                                          May 6, 2005



BY EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      SIERRA PACIFIC RESOURCES
                  SCHEDULE TO-I FILED APRIL 15, 2005
                  SEC FILE NO. 5-44979

                  FORM S-4 FILED APRIL 15, 2005
                  SEC FILE NO. 333-124083

Ladies and Gentlemen:

         The undersigned registrant submits this letter, which accompanies the response provided as of the date hereof by the registrant's counsel, Choate, Hall & Stewart LLP, to your comment letter dated April 27, 2005 (the "Comment Letter") with respect to the registrant's Registration Statement on Form S-4 (the "Registration Statement") and the registrant's Schedule TO-I (together with the Registration Statement, the "filings"), both of which are referenced above and relate to the registrant's offer to exchange its Premium Income Equity Securities ("PIES") in the form of Corporate PIES.

         The undersigned registrant hereby acknowledges that:

         - the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

         - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

         - the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
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         In addition, the undersigned registrant further acknowledges that the
Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with its review of the filings or in response to its comments on the filings.

                               Sincerely,

                               SIERRA PACIFIC RESOURCES

                               By:  /s/ Michael W. Yackira
                                   --------------------------
                                    Michael W. Yackira
                                    Corporate Executive Vice-President and Chief
                                     Financial Officer